UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

FORM 8‑K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)       June 24, 2021

IKONICS CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	000-25727	41-0730027
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4832 Grand Avenue Duluth, Minnesota	55807
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code  (218) 628-2217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☑	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.10 per share	IKNX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment No. 1 on Form 8-K/A (this “Amendment”) amends the current report on Form 8-K filed on June 25, 2021 (the “Original Filing”), solely for the purpose of correcting inadvertent errors with respect to the dates of the Agreement and Plan of Merger and Voting and Support Agreement referenced in Item 1.01 and Item 9.01, respectively, in the Original Filing. Except as described above, all other information in, and the exhibits to, the Original Filing remain unchanged.

Item 1.01                  Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On June 24, 2021, IKONICS Corporation (“Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Telluride Holdco, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company (“HoldCo”), Telluride Merger Sub I, Inc., a Minnesota corporation and direct wholly owned subsidiary of HoldCo (“Merger Sub I”), Telluride Merger Sub II, Inc., a Delaware corporation and direct wholly owned subsidiary of HoldCo (“Merger Sub II”), and TeraWulf Inc., a Delaware corporation (“TeraWulf,” and together with Company, Holdco, Merger Sub I and Merger Sub II, the “Parties”), pursuant to which, among other things, Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of HoldCo and, immediately following the effective time of the First Merger (“First Effective Time”), Merger Sub II will merge with and into TeraWulf (the “Second Merger”), with TeraWulf surviving the Second Merger as a wholly owned subsidiary of HoldCo. The Merger Agreement was unanimously approved and adopted by the board of directors of each of the Company and TeraWulf.

Under the terms of the Merger Agreement, in connection with the First Merger, each share of common stock, par value $0.10 per share (“Company Common Stock”), of the Company issued and outstanding immediately prior to the First Effective Time automatically will be converted into and exchanged for (i) one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share (“Holdco Common Stock”), of HoldCo, (ii) one contractual contingent value right to be issued by HoldCo in accordance with the CVR Agreement (as defined below) and (iii) the right to receive $5.00 in cash, without interest. Each share of HoldCo Common Stock held by the Company issued and outstanding immediately prior to the First Effective Time automatically will be cancelled and cease to exist as of the First Effective Time, and each share of common stock, par value $0.001 per share, of Merger Sub I, issued and outstanding as of immediately prior to the First Effective Time automatically will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the surviving Company entity.

At the effective time of the Second Merger (“Second Effective Time”), (i) each share of Series A Preferred Stock, par value $0.001 per share (“TeraWulf Preferred Stock”), of TeraWulf issued and outstanding automatically will be converted into shares of common stock, par value $0.001 per share (“TeraWulf Common Stock”), (ii) each share of TeraWulf Common Stock (including shares of TeraWulf Common Stock resulting from the conversion of TeraWulf Preferred Stock described above), issued and outstanding immediately prior to the Second Effective Time (other than any Dissenting Shares (as defined in the Merger Agreement)) will automatically be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of HoldCo Common Stock equal to (x) a number of shares of Holdco Common Stock that is equal to forty-nine (49) times the number of shares of Holdco Common Stock outstanding as of immediately following the First Effective Time and immediately prior to the Second Effective Time, divided by (y) the number of shares of TeraWulf Common Stock outstanding on a Fully Diluted Basis (as defined below) as of immediately prior to the Second Effective Time. The Merger Agreement defines Fully Diluted Basis as of a particular date as all issued and outstanding shares of TeraWulf Common Stock and all shares of TeraWulf Common Stock issuable pursuant to subscriptions therefor and upon the conversion or exercise of any outstanding stock equivalents, or subscriptions therefor, as of such date, whether or not such stock equivalent is at the time exercisable or convertible, but excludes any shares of TeraWulf Common Stock reserved for issuance pursuant to the TeraWulf equity plan, whether or not subject to outstanding awards. Each share of common stock, par value $0.001 per share, of Merger Sub II issued and outstanding immediately prior to the Second Effective Time, automatically will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the surviving TeraWulf entity, and each share of TeraWulf Preferred Stock and TeraWulf Common Stock held by TeraWulf or the Company and their respective affiliates in treasury at the Second Effective Time will be canceled.

Following the Closing (as defined in the Merger Agreement), the Company must operate its businesses consistent with past practices and, subject to the terms and conditions of the CVR Agreement, it must use reasonable best efforts to pursue and consummate dispositions of its assets and businesses existing prior to the Closing (“Dispositions”) as soon as reasonably practicable (and, in any event, within 18 months of the Second Effective Time). The Company will continue to support these existing businesses as it pursues the Dispositions.

The obligations of each of the Company and TeraWulf to consummate the transactions contemplated by the Merger Agreement are subject to specified conditions, including, among other matters: (i) the approval by Company shareholders of the First Merger and Merger Agreement; (ii) the approval by TeraWulf shareholders of the Second Merger and Merger Agreement; (iii) a registration statement on Form S-4 becoming effective under the Securities Act of 1933, as amended, relating to the Holdco Common Stock to be issued in the First Merger and Second Merger; (iv) the shares of Holdco Common Stock to be issued in connection with the First Merger and Second Merger being approved for listing on Nasdaq, subject to only notice of issuance; (v) evidence of resignation of all directors of Holdco and the appointment to the Holdco board of directors of up to ten persons chosen by TeraWulf in its sole discretion; and (vi) the filing of an amended and restated Certificate of Incorporation of Holdco in the form attached to the Merger Agreement.

The Merger Agreement contains customary representations and warranties from the Company and TeraWulf. It also contains customary covenants, including providing (i) for each of the parties to use reasonable best efforts to consummate the transactions contemplated in the Merger Agreement, and (ii) for the Company and TeraWulf to carry on their respective businesses in the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the Closing. The Company also agreed not to solicit, initiate or propose the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Takeover Proposal (as defined in the Merger Agreement).

The Merger Agreement contains termination rights for each of the Company and TeraWulf, including, without limitation, in the event that (i) any governmental entity issues a non-appealable final order permanently enjoining the transactions contemplated in the Merger Agreement; (ii) the transactions contemplated in the Merger Agreement are not consummated by December 31, 2021 (the “Termination Date”); or (iii) the other party breaches its representations, warranties or covenants under the Merger Agreement, which breach would give rise to the failure of a closing condition and such breach is not cured within the earlier of 30-days of receipt of written notice of such breach and three (3) business days prior to the Termination Date.

The Merger Agreement provides that the Company will be obligated to pay TeraWulf a termination fee of $1.2 million, and TeraWulf will be obligated to pay the Company a termination fee of $10.0 million, if the Merger Agreement is terminated under certain circumstances. The Merger Agreement does not contain any post-Closing indemnification obligations with respect to the Parties.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement contains representations, warranties, covenants and other terms, provisions and conditions that the Parties made to each other as of specific dates. The assertions embodied therein were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating their respective terms. Moreover, they may be subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the Parties rather than establishing matters as facts. For the foregoing reasons, no person should rely on such representations, warranties, covenants or other terms, provisions or conditions as statements of factual information at the time they were made or otherwise. Unless required by applicable law, the Company undertakes no obligation to update such information.

Voting Agreement

Simultaneously with the execution of the Merger Agreement, TeraWulf entered into a Voting and Support Agreement, dated June 24, 2021 (the “Voting Agreement”), with executive officers and directors of the Company (the “Company Holders”). As of June 24, 2021, the Company Holders held, in the aggregate, approximately 14.1% of the Company’s outstanding shares of common stock. Pursuant to the Voting Agreement, each Company Holder has agreed, with respect to all of the voting securities of the Company that such Company Holder beneficially owns as of the date thereof or thereafter, to vote in favor of the First Merger and the Merger Agreement. The Voting Agreement will terminate on the Effective Date (as defined therein).

The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified by, the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference

Contingent Value Rights Agreement

Pursuant to the Merger Agreement, at the Closing, HoldCo and Parent will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a person designated by HoldCo and Parent as the Holders’ Representative (as defined therein), and the Rights Agent (as defined therein). Pursuant to the CVR Agreement, each shareholder of the Company as of immediately prior to the First Effective Time will receive one non-transferable contingent value right (“CVR”) for each outstanding share of common stock of the Company then held.

The holders of the CVRs will be entitled to receive 95% of the Net Proceeds (as defined in the CVR Agreement), if any, from the sale, transfer, disposition, spin-off, or license of all or any part of the pre-merger business of the Company, subject to a reserve of up to 10% of the Gross Proceeds (as defined in the CVR Agreement) from such transaction. The CVRs will not confer to the holders thereof any voting or equity or ownership interest in the Company or HoldCo. The CVRs will not be transferable, except in limited circumstances such as by will or intestacy, and will not be listed on any quotation system or traded on any securities exchange.

The CVR Agreement will terminate after all payment obligations to the holders thereof have been satisfied. But holders of CVRs will not be eligible to receive payment for dispositions, if any, of any part of the pre-merger business of the Company after the eighteen-month anniversary of the Closing.

The foregoing description of the CVR Agreement does not purport to be complete and is subject to, and qualified by, the full text of the CVR Agreement, a copy of which is attached hereto as Exhibit 10.2, and is incorporated herein by reference.

Item 9.01.         Financial Statements and Exhibits.

(d)         Exhibit.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated June 24, 2021, by and among IKONICS Corporation, Telluride Holdco, Inc., Telluride Merger Sub I, Inc., Telluride Merger Sub II, Inc., and TeraWulf Inc.*†
3.1	Amended and Restated Bylaws of IKONICS Corporation†
10.1	Voting and Support Agreement, dated June 24, 2021, by and among TeraWulf Inc. and the holders of shares of common stock of IKONICS Corporation named therein†
10.2	Form of Contingent Value Rights Agreement, by and among IKONICS Corporation, Telluride Holdings, Inc., the Rights Agent named therein, and the initial CVR Holders’ Representative named therein†
10.3	Amended and Restated Employment Agreement with Glenn Sandgren, dated June 24, 2021†
99.1	Joint Press Release dated June 25, 2021†

*

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

†	Previously filed.

Additional Information and Where to Find It; Participants in the Solicitation

In connection with the proposed transaction, the Company intends to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including a combined proxy statement and registration statement on Form S-4. Following the filing of the definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed transaction. The proxy statement, any other relevant documents, and all other materials filed with the SEC concerning the Company are (or, when filed, will be) available free of charge at http://www.sec.gov and http:/www.ikonics.com/investor-relations. Shareholders should read carefully the proxy statement and any other relevant documents that the Company files with the SEC when they become available before making any voting decision because they will contain important information.

This current report on Form 8-K does not constitute a solicitation of proxy, an offer to purchase, or a solicitation of an offer to sell any securities. The Company and its directors and executive officers are deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information regarding the names of such persons and their respective interests in the transaction, by securities holdings or otherwise, will be set forth in the definitive proxy statement when it is filed with the SEC. Additional information regarding these individuals is set forth in its annual report on Form 10-K for the fiscal year ended December 31, 2020, its definitive proxy statement for the annual meeting held on April 29, 2021, and the revised definitive proxy statement for the same meeting, which were filed with the SEC on March 3, 2021, March 23, 2021, and April 6, 2021, respectively. To the extent the Company’s directors and executive officers or their holdings of the Company’s securities have changed from the amounts disclosed in those filings, to the Company’s knowledge, such changes have been reflected on initial statements of beneficial ownership on Form 3 or statements of change in ownership on Form 4 on file with the SEC. These materials are (or, when filed, will be) available free of charge at http://www.Ikonics.com/investor-relations.

Forward Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Such statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the mergers, including the risks that (a) the mergers may not be consummated within the anticipated time period, or at all, (b) the parties may fail to obtain shareholder approval of the merger agreement, (c) other conditions to the consummation of the mergers under the merger agreement may not be satisfied, (d) all or part of TeraWulf’s contemplated financing may not become available, and (e) the significant limitations on remedies contained in the merger agreement may limit or entirely prevent a party from specifically enforcing another party’s obligations under the merger agreement or recovering damages for any breach; (2) approval of the combined company’s application to list its shares on The Nasdaq Stock Market LLC, (3) the effects that any termination of the merger agreement may have on a party or its business, including the risks that (a) the price of the Company’s common stock may decline significantly if the mergers are not completed, (b) the merger agreement may be terminated in circumstances requiring the Company to pay TeraWulf a termination fee of $1.2 million, or (c) the circumstances of the termination, may have a chilling effect on alternatives to the mergers; (4) the effects that the announcement or pendency of the mergers may have on the Company and its business, including the risks that as a result (a) the business, operating results or stock price of the Company’s common stock may suffer, (b) its current plans and operations may be disrupted, (c) the ability of the Company to retain or recruit key employees may be adversely affected, (d) its business relationships (including, customers, franchisees and suppliers) may be adversely affected, or (e) management and employee attention may be diverted from other important matters; (5) the effect of limitations that the merger agreement places on the Company’s ability to operate its business, return capital to shareholders or engage in alternative transactions; (6) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the transactions and instituted against the Company and others; (7) the risk that the transaction may involve unexpected costs, liabilities or delays; (8) other economic, business, competitive, legal, regulatory, and/or tax factors; (9) the possibility that less than all or none of the Company’s historical business will be sold prior to the expiration of the CVRs; and (10) other factors described under the heading “Risk Factors” in Part I, Item 1A of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2020, as updated or supplemented by subsequent reports that the Company has filed or files with the SEC. Potential investors, shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Neither TeraWulf nor the Company assumes any obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

IKONICS CORPORATION

Date: August 11, 2021	By:	/s/ Jon Gerlach
Jon Gerlach
Chief Financial Officer and Vice President of Finance